ARCH CHEMICALS, INC.

501 Merritt Seven

Norwalk, Connecticut 06851

December 22, 2010

VIA EDGAR TRANSMISSION

Terence O’Brien

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Re:	Arch Chemicals, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 19, 2010 File No. 1-14601

Dear Mr. O’Brien:

Thank you for your letter dated December 13, 2010 in response to our letter of December 8, 2010 regarding the above-referenced matters. In reply to your comment, Arch Chemicals, Inc. (the “Company”) is providing the following response. For your convenience, our response follows your comment which is reproduced below.

Annual Report on Form 10-K filed on February 19, 2010

Exhibits, page 113

1.	We note your response to comment one in our letter dated November 23, 2010 and reissue this comment. In this regard, we note that Item 601(b)(10) does not permit exclusion of these exhibits or schedules. If you believe there is competitively sensitive information in the exhibits or schedules, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act. Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance’s views regarding the proper preparation of a request for confidential treatment.

RESPONSE:

The Company will comply with your request to file the omitted exhibits and schedules as amendments to our Form 8-Ks promptly but no later than January 7, 2011.

Very truly yours,

/s/ Steven C. Giuliano
Steven C. Giuliano Senior Vice President and Chief Financial Officer